SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on August 26, 2026.

BUENOS AIRES, ARGENTINA – August 26, 2026 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), announces that it has issued notes in the local capital markets for a total amount equivalent to USD 40.4 million according to the following information:

Series LIII Additional Notes:

Amount Offered: USD 42,837,820
Amount to be Issued: USD 40,420,132
Currency: USD
Interest Rate: 6.25%
Issuance and Settlement Date: August 31, 2026
Maturity Date:  April 30, 2030
Issuance Price: 102.88% Face Value, including accrued interest from April 30, 2026 to August 31, 2026
Interest payments: First interest payment on January 30, 2027, second interest payment on April 30, 2027 and semiannually thereafter.
Principal amortization: Bullet at maturity

The Additional Series LIII Notes have identical terms and conditions to the original Series LIII Notes issued on April 30, 2026, except for the issuance and settlement date and the issuance price, and are fully fungible with such original notes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

August 27, 2026

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